38C Grove Street, Suite 100

Ridgefield, Connecticut 06877

(203) 244-6550

Via EDGAR

July 23, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northern Tier Energy LP

Amendment No. 5 to Registration Statement on Form S-1

Filed July 16, 2012

Amendment No. 6 to Registration Statement on Form S-1

Filed July 18, 2012

File No. 333-178457

Ladies and Gentlemen:

Set forth below is the response of Northern Tier Energy LP (the “Company”, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2012, with respect to Amendment No. 5 and Amendment No. 6 to Registration Statement on Form S-1, File No. 333-178457, (the “Registration Statement”) filed with the Commission on July 16, 2012 and July 18, 2012, respectively.

All capitalized terms not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 5 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 94

Senior Secured Asset-Based Revolving Credit Facility, page 129

1.

We note the following disclosure on page 129: “We are negotiating an amendment to our current revolving credit facility that, among other things, would modify its pricing and extend its term. The proposed amended revolving credit facility is expected to be similar in size to our existing credit facility, but with larger expansion capacity. We believe that, taken as a whole, the terms of our potential amended credit facility will be more favorable than the terms of our current facility. We anticipate that the amendment of our credit facility will be finalized in July 2012. Summarized below are the principal terms of our current revolving credit facility.” We furthermore note that on July 18, 2012, you filed Amendment No. 6 to your registration statement, which provided as Exhibit 10.13 the First Amendment to the Credit Agreement, dated as of July 17, 2012. Please update your narrative disclosure concerning the credit facility to state, if true, that you have entered into the amendment to the credit facility and to describe the principal terms of your amended credit facility.

Response:

The Company acknowledges the Staff’s comment. As discussed with the Staff, the Company notes that it does not believe that the amendment (the “Amendment”) to the Company’s revolving credit facility resulted in any material change to the terms of the revolving credit facility such that would require an update to the narrative disclosure in the Registration Statement prior to effectiveness.

In summary, the Amendment, among other things, (i) changed the amount by which the aggregate principal amount of the revolving credit facility can be increased from $100 million to $150 million for a maximum aggregate principal amount of $450 million subject to borrowing base availability and lender approval, (ii) reduced the rates at which borrowings under the revolving credit facility bear interest, and (iii) extended the maturity of the revolving credit facility to July 17, 2017.

The Amendment removed the requirement that the Company satisfy a pro forma minimum fixed charge coverage test in connection with consummating certain transactions, including the making of certain Restricted Payments and Permitted Payments (each as defined in the Amendment). In connection with the removal of this requirement, the Amendment also revised the springing financial covenant to provide that, if the amount available under the revolving credit facility is less than the greater of (i) 12.5% (changed from 15%) of the lesser of (x) the $300 million commitment amount and (y) the then-applicable borrowing base and (ii) $22.5 million (“Excess Availability”), the Company must comply with a minimum Fixed Charge Coverage Ratio (as defined in the Amendment) of at least 1.0 to 1.0. As of July 14, 2012 (the most recent determination date), the Company’s borrowing base under the revolving credit facility was $195.42, availability under the revolving credit facility was $133.88 million (which is net of $61.6 million in outstanding letters of credit), Excess Availability was $109.46 million and the Company had no borrowings under the revolving credit facility.

As requested by the Staff, the Company undertakes to provide revised disclosure with respect to the Amendment in the Company’s final prospectus filed with the Commission pursuant to Rule 424(b) (the “Prospectus”) under the Securities Act of 1933, as amended. This disclosure will consist of (a) additional disclosure related to the entry into the Amendment in the sections of the Prospectus entitled “Prospectus Summary – Recent Developments” and “Business – Recent Developments,” (b) updating its narrative disclosure describing the principal terms of the revolving credit facility after taking into account the effect of the Amendment in the section of the Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Description of Our Indebtedness – Senior Secured Asset-Based Revolving Credit Facility” and (c) conforming disclosures to other sections of the Prospectus where the revolving credit facility is discussed. The revised disclosure will be consistent with this response letter and the disclosure with respect to the Amendment contained in Northern Tier Energy LLC’s Current Report on Form 8-K, filed on July 18, 2012.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

NORTHERN TIER ENERGY LP

By:	NORTHERN TIER ENERGY GP LLC,
its general partner

By:	/s/ Peter T. Gelfman
Name:	Peter T. Gelfman
Title:	Vice President, General Counsel and Secretary

cc:	Douglas McWilliams, Vinson & Elkins L.L.P.

Brenda Lenahan, Vinson & Elkins L.L.P.

Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP

M. Breen Haire, Baker Botts L.L.P.